UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13292

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McGRATH RENTCORP

5700 Las Positas Road

Livermore, California 94551-7800

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

McGrath RentCorp Employee Stock Ownership and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Los Angeles, California

June 9, 2015

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at Fair Value:
Mutual Funds	$29,765,430	$24,828,891
McGrath RentCorp Unitized Stock Fund	12,000,196	13,818,000
Collective Investment Trust	1,566,317	892,061
Brokerage Accounts	1,535,658	1,332,776

Total Investments, at fair value	44,867,601	40,871,728

Receivables:
Employer Contributions	1,410,614	1,220,844
Notes Receivable from Participants	1,324,503	1,074,193
Dividends and Other	80,786	83,440

Total Receivables	2,815,903	2,378,477

Total Assets	47,683,504	43,250,205

Liabilities
Accrued Expenses	20,973	20,121

Total Liabilities	20,973	20,121

Net Assets Available for Benefits at Fair Value	47,662,531	43,230,084

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	(57,196)	(11,969)

Net Assets Available for Benefits	$47,605,335	$43,218,115

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to Net Assets
Contributions: Participant Deferral Contributions	$2,733,536
Participant Rollover Contributions	573,217
Employer Contributions	1,410,614

Total Contributions	4,717,367

Investment Income:
Net Depreciation in Fair Value of Investments	(563,306)
Dividends	1,444,855

Total Investment Income	881,549

Interest Income on Participant Loans	29,192

Total Additions to Net Assets	5,628,108

Deductions from Net Assets
Benefits Paid to Participants	1,143,419
Administrative Fees	97,469

Total Deductions from Net Assets	1,240,888

Net Increase in Net Assets Available for Benefits	4,387,220

Net Assets Available for Benefits, at beginning of year	43,218,115

Net Assets Available for Benefits, at end of year	$47,605,335

The accompanying notes are an integral part of these financial statements.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the “KSOP” or “Plan”) provides only general information. Participants should refer to the KSOP agreement for a more complete description of the KSOP’s provisions.

General

The KSOP is intended to qualify as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code (the “Code”), a stock bonus plan under Section 401(a) of the Code and a cash or deferred plan under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

McGrath RentCorp (the “Company”) created a trust to hold plan assets, effective August 1, 2012, and appointed Charles Schwab Bank as the Trustee of that trust. Schwab Retirement Plan Services serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

The Plan documents provide for the ability to borrow, with a portion of the Company shares held by the Plan used as collateral. The Company’s Board of Directors currently has no plans to undertake such a transaction.

Significant provisions and amendments to the Plan are summarized in these Notes to Financial Statements.

Administration of the Plan

The KSOP’s assets are held by the Trustee of the KSOP. All contributions are held by the Trustee, which invests cash received, interest and dividend income per the instruction from participants and makes distributions to participants. The Company is designated as the Plan Administrator within the meaning of ERISA.

Eligibility

All employees of the Company and any affiliate which had adopted the KSOP who are 21 years or older and have at least three months of eligibility service for elective deferral contribution are eligible to participate in the KSOP except:

•	those included in a unit of employees covered by a collective bargaining agreement, if retirement benefits are subject of a good faith bargaining agreement, and if the collective bargaining agreement does not provide for participation in the Plan,

•	any leased employee and,

•	any employee who is a non-resident alien who receives no earned income which constitutes income from services provided in the United States.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Contributions

Eligible employees may elect to defer a percentage of his or her compensation, not to exceed the statutory limit. Employees who have completed a minimum of 1,000 hours and one year of service to the Company by January 1st and July 1st of any year are also entitled to a Safe Harbor matching contribution, as defined in the Code, from the Company equal to 100% of the employee’s deferral into the KSOP, up to a maximum of 4% of the employee’s eligible compensation. The Company directs 50% of the Safe Harbor Match per participants investment instructions and 50% to the MGRC Unitized Stock Fund with the option to transfer such amounts as the participant wishes after it is contributed. The Company may also make additional discretionary contributions, which, if made, are allocated based on the units held by each eligible participant. For this purpose, a participant is considered to have one unit for each $1,000 of compensation during the plan year plus two units for each year of service. Highly compensated employees do not receive unit credit for any years of service. Trust income or loss is allocated based on the respective account balances of participants. There were no discretionary contributions to the plan in 2014 and 2013.

Participant Accounts

The KSOP is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participants elective 401k contribution, an allocation of the Company’s contribution, earnings or losses related to the net assets in their accounts, and an allocation of forfeitures of terminated participants’ unvested accounts.

Vesting

A participant receives one year of credited service for vesting purposes at the end of each Plan year in which he or she completes 1,000 hours of service, starting with their first hour of employment, and regardless of whether or not he or she completes twelve months of service during the first year. A participant’s account balance is 100 percent vested upon death, disability, or normal retirement (age 65). A participant is always fully (100 percent) vested in his or her salary reduction contributions, employer Safe Harbor matching contributions, and rollover contributions, plus actual earnings thereon. In the event the Company elects to make a discretionary non-elective contribution, the participant vests in his or her contributions over a six year graded vesting schedule as follows:

Years of Credited Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 or more years	100%

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

The vesting schedule will be accelerated and the Company’s contributions and KSOP allocations will be modified if the KSOP becomes a “top heavy plan” under the Code.

Forfeitures

Any forfeited KSOP benefits are allocated in the same manner as the Company’s contributions among the accounts of participants who remain employed throughout the year and have worked a minimum number of hours or whose employment has terminated due to death, disability or normal retirement during that year.

Forfeitures of common stock and cash with a value of $3,002 were reallocated to participants in the year ended December 31, 2014.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms generally range from one to five years, but can be up to 15 years for the purchase of a principal residence. Loans are issued at a fixed interest rate, which is the prevailing rate for a similar loan at the time of issuance. A participant may not have more than three loans outstanding at any time. The loans are secured by the balance in the participant’s account. A participant’s account is charged monthly interest on each outstanding loan balance. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, all loans will immediately become payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be recorded as a distribution against the participant’s vested account balance.

Payment of Benefits

In the event of a termination of service due to death, disability or retirement, benefits become payable. Benefits are normally paid in the form of a periodic distribution or, if the participant so elects, in a lump sum. For account balances below $5,000, a lump sum may be paid out without regard to the participant’s election. Distributions are made in cash or, if the participant elects, in the form of Company common stock.

The Company has determined that cash dividends paid by the Company on shares of the Company’s Common Stock held by the KSOP’s McGrath RentCorp Unitized Stock Fund (the “Unitized Stock Fund”) are to be paid out to the participants. The Company has the right to revoke this decision at any time. Benefits paid to participants during 2014 were $1,143,319, which included $216,829 of cash dividends paid by the Company on such common stock.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account through his or her holdings in the Unitized Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the KSOP and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

Plan Termination

Although the KSOP is intended to be permanent in nature, the Company may terminate the KSOP at its discretion, subject to the provisions of ERISA. If the KSOP is terminated, participants will become fully vested in their accounts.

Diversification

Each participant is permitted to direct any contributions made to their account be invested in investment options available under the Plan.

Put Option

For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the KSOP are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Administrative Expenses

Investment and administrative costs charged by the Trustee totaling $97,469 for 2014 were paid from participant’s accounts. The Company pays all of the Plan’s other administrative costs.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. This new update is effective for annual reporting periods on or after December 15, 2015 and will be applied retrospectively. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

NOTE 4 – INVESTMENTS

The fair value of individual investments that represents 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2014	2013
McGrath RentCorp Unitized Stock Fund	$12,000,196	$13,818,000
T Rowe Price Retirement 2025	$4,072,879	$3,495,453
T Rowe Price Retirement 2030	$3,557,747	$3,185,843
T Rowe Price Retirement 2035	$2,520,946	$2,228,541
Vanguard 500 Index Admiral	$2,949,327	—

NOTE 5 – FAIR VALUE MEASUREMENT

During 2014, the Plan’s investments, including gains and losses on investments sold, changed in value as follows:

Mutual Funds	$632,732
McGrath RentCorp Unitized Stock Fund	(1,288,527)
Collective Investment Trust	41,098
Brokerage Accounts	51,391

Net depreciation in fair value of investments	$(563,306)

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the KSOP has the ability to access.

Level 2

Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2014 and 2013.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are actively traded.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

McGrath RentCorp Unitized Stock Fund (“Fund”)

The Fund consists of the Company’s common stock and short-term cash which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated on a periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

Collective Investment Trust

The Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III for MetLife Group Annuity Contract No. 25554 (the “Contract”) is a common collective trust (“CCT”). The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, the fund manager considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. In accordance with accounting principles generally accepted in the United States of America, the statement of net assets available for benefits present the Contract, which invests primarily in benefit-responsive investment contracts, at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in the common/collective trust are determined by the investee’s trustee based on the fair value of the underlying securities within the investment, which represent the NAV of shares held by the Plan at year end.

Brokerage Account

A brokerage account allows an investor to buy or sell investments such as stocks, bonds, and mutual funds. The fair value of the brokerage account is the aggregation of the fair value of the underlying assets, all of which are actively traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Assets at Fair Value as of December 31, 2014:

	Fair Value 12/31/2014	Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Eagle Small Cap Growth	$262,432	$262,432
International Growth-Class R6 Shares	1,015,804	1,015,804
Harbor Capital Appreciation	1,454,391	1,454,391
Harbor International Fund	777,029	777,029
JP Morgan Midcap Value Institutional	902,228	902,228

MFS Value Fund	1,269,436	1,269,436
PIMCO Total Return Fund	1,662,645	1,662,645
Prudential Jennison MCP Growth	869,446	869,446
T Rowe Price Target-date Retirement Funds	16,319,005	16,319,005
Vanguard Funds(1)	5,008,200	5,008,200
Victory Small Co Opportunity	224,814	224,814

McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	11,774,950	11,774,950
Money Market Fund	225,246		$225,246
Collective Investment Trust:
MetLife Group Annuity Contract	1,566,317		1,566,317

Brokerage Accounts:
Schwab Money Market Fund	978,228	978,228
Common Stock	371,221	371,221
Mutual Funds	164,341	164,341
Unit Investment Trusts	21,868	21,868

Totals	$44,867,601	$43,076,038	$1,791,563	$—

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Assets at Fair Value as of December 31, 2013:

	Fair Value 12/31/2013	Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Eagle Small Cap Growth	$187,057	$187,057
International Growth-Class R6 Shares	1,153,870	1,153,870
Harbor Capital Appreciation	1,091,341	1,091,341
Harbor International Fund	803,808	803,808
JP Morgan Midcap Value Institutional	629,308	629,308

MFS Value Fund	920,901	920,901
PIMCO Total Return Fund	1,488,221	1,488,221
Prudential Jennison MCP Growth	805,291	805,291
T Rowe Price Target-date Retirement Funds	14,263,611	14,263,611
Vanguard Funds(1)	3,303,625	3,303,625
Victory Small Co Opportunity	181,858	181,858

McGrath RentCorp Unitized Stock Fund:
McGrath RentCorp Common Stock	13,510,403	13,510,403
Money Market Fund	307,597		$307,597
Collective Investment Trust:
MetLife Group Annuity Contract	892,061		892,061

Brokerage Accounts:
Schwab Money Market Fund	848,223	848,223
Common Stock	307,068	307,068
Mutual Funds	126,338	126,338
Unit Investment Trusts	51,147	51,147

Totals	$40,871,728	$39,672,070	$1,199,658	$—

(1)	Vanguard funds include 500 index, mid cap, small cap, total bond market and total international stock funds.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

The following table presents the Plan’s investments with a reported NAV at December 31, 2014 and 2013:

	2014	2013
Collective Investment Trust:
Fair Value	$1,566,317	$892,061
Unfunded Commitment	—	—
Redemption Frequency (if currently eligible)	Daily	Daily
Redemption Notice Period	60 Day	60 Day

The Collective Investment Trust, through its investment in the group annuity contract, simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and portfolio of financial instruments that are owned by the issuer, MetLife. The investment in the Collective Investment Trust at contract value amounted to $1,509,121 and $880,092 at December 31, 2014 and 2013, respectively.

Unrealized gains/(losses) from the Collective Investment Trust are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the statement of net assets available for benefits.

NOTE 6 – COLLECTIVE INVESTMENT TRUST

The Plan includes an investment option to participants in a CCT. The CCT invests in a group annuity contract (“GAC”) which includes underlying assets that are held in a trust owned by MetLife. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MetLife and adjusted to contract value on the statements of assets available for benefits. The GAC’s fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

The crediting interest rate was 2.22% and 2.21% at December 31, 2014 and 2013, respectively. The average yield was 4.61% for the year ended December 31, 2014. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. MetLife will guarantee principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 15, 2014, that the Plan is qualified, and the trust established under the KSOP is tax-exempt, under the appropriate sections of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and state taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan tax returns generally remain open for IRS audit for a period of three years from filing date.

NOTE 8 – PARTY-IN-INTEREST TRANSACTION

The Unitized Stock Fund includes shares of common stock issued by the Company. During the year ended December 31, 2014, the Plan made purchases of $1,021,383 and sales of $1,550,620 of McGrath RentCorp common stock on behalf of KSOP participants.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

Officers or employees of the Company perform certain administrative functions for the KSOP. No officer or employee receives compensation from the Plan.

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2014 and 2013

NOTE 9 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

	As of December 31,
	2014	2013
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$47,605,335	$43,218,115
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	57,196	11,969

Net assets available for benefits per Form 5500	$47,662,531	$43,230,084

The following is a reconciliation of the Plan’s net investment income reported per the financial statements to the investment income per Form 5500 for the year ended December 31, 2014:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$4,387,220
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	45,227

Net income per Form 5500	$4,432,447

NOTE 10 – SUBSEQUENT EVENTS

The Plan has evaluated all events or transactions that occurred through June 9, 2015, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

SUPPLEMENTAL SCHEDULE

MCGRATH RENTCORP

EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

EIN 94-2579843

Plan Number 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	McGrath RentCorp	Common 328,400 shares	11,774,950
	State Street Global Advisers	Money Market Fund	225,246
	Eagle Asset Management	Eagle Small Cap Growth	262,432
	Europacific Growth Fund	International Growth – Class R6 Shares	1,015,804
	Harbor Funds	Harbor Capital Appreciation	1,454,391
	Harbor Funds	Harbor International Fund	777,029
	JP Morgan Fleming Mutual Fund Group	JP Morgan Midcap Value Institutional	902,228
	MFS Series Trust Fund	MFS Value Fund – Class R4 Shares	1,269,436
	PIMCO Investment	PIMCO Total Return Fund	1,662,645
	Prudential	Prudential Jennison MCP Growth	869,446
	T Rowe Price	T Rowe Price Retirement Fund 2005	45,420
	T Rowe Price	T Rowe Price Retirement Fund 2010	330,724
	T Rowe Price	T Rowe Price Retirement Fund 2015	895,631
	T Rowe Price	T Rowe Price Retirement Fund 2020	1,671,559
	T Rowe Price	T Rowe Price Retirement Fund 2025	4,072,879
	T Rowe Price	T Rowe Price Retirement Fund 2030	3,557,747
	T Rowe Price	T Rowe Price Retirement Fund 2035	2,520,946
	T Rowe Price	T Rowe Price Retirement Fund 2040	2,214,544
	T Rowe Price	T Rowe Price Retirement Fund 2045	685,588
	T Rowe Price	T Rowe Price Retirement Fund 2050	165,453
	T Rowe Price	T Rowe Price Retirement Fund 2055	53,895
	T Rowe Price	T Rowe Price Retirement Balanced	104,619
	Vanguard	Vanguard 500 Index Admiral	2,949,327
	Vanguard	Vanguard Mid Cap Index Admiral	617,179
	Vanguard	Vanguard Small Cap Index Admiral	735,509
	Vanguard	Vanguard Total Bond Market Index Admiral	544,587
	Vanguard	Vanguard Total Int’l Stock Index Admiral	161,598
	Victory Capital Management	Victory Small Co Opportunity	224,814
	Metlife	Metlife Group Annuity Contract	1,566,317
	Brokerage Account	Schwab Money Market Fund	978,228
	Brokerage Account	Common Stock	371,221
	Brokerage Account	Mutual Funds	164,341
	Brokerage Account	Unit Investment Trusts	21,868
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.75% per annum with terms of up to 15 years.	1,324,503

		Total	$46,192,104

*	A party-in-interest as defined by ERISA.

Column (d), Cost, has been omitted as all investments are participant directed.

Exhibit Number	Exhibit Title

11	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the McGrath RentCorp Employee Stock Ownership and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 9, 2015	MCGRATH RENTCORP EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

	By:	/s/ Kay Dashner
Kay Dashner
Vice President, Human Resources and Plan Administrator